

SECURIT 10030900 ON
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 68252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILDS ADVISORY PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 GLENLAK PARKWAY, SUITE 300
(No. and Street)

ATLANTA (City) GA (State) 30328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES CHILDS (770) 500-3611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY ROAD, STE 350 (Address) ATLANTA (City) GA (State) 30339 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES CHILDS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILDS ADVISORY PARTNERS LLC, as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

Signature

CEO
Title

Notary Public



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHILDS Advisory Partners, LLC
Financial Statements
For the Period Ended
March 31, 2010
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
CHILDS Advisory Partners, LLC

We have audited the accompanying statement of financial condition of CHILDS Advisory Partners, LLC as of March 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the period from January 9, 2009 (date of inception) to March 31, 2010 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILDS Advisory Partners, LLC as of March 31, 2010 and the results of its operations and its cash flows for the period from January 9, 2009 (date of inception) to March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 19, 2010
Atlanta, Georgia



RUBIO CPA, PC

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

Cash and cash equivalents	$	145,546
Accounts receivable		76,372
Prepaid expenses and other assets	$	2,020
Total Assets	$	223,938

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	11,498
Due to related party		41,142
Due to member		25,981
Total Liabilities		78,621
MEMBER'S EQUITY		145,317
Total Liabilities and Member's Equity	$	223,938

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Period Ended March 31, 2010

REVENUES	
Fees	$ 114,481
Total revenues	114,481
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	108,254
Occupancy	7,592
Other operating expenses	128,318
Total expenses	244,164
NET LOSS	$ (129,683)

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Period Ended March 31, 2010

	2009
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (loss)	$ (129,683)
Adjustments to reconcile net loss to net cash used in operations:	
Increase in accounts receivable	(76,372)
Increase in prepaid expenses and other assets	(2,020)
Increase in accounts payable	11,497
NET CASH USED BY OPERATING ACTIVITIES	(196,578)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from member	275,000
Increase in due to related parties	67,124
NET CASH PROVIDED BY FINANCING ACTIVITIES	342,124
NET INCREASE IN CASH	145,546
CASH BALANCE:	
Beginning of period	-
End of period	$ 145,546

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period Ended March 31, 2010

	Total
Contributions from member	$ 275,000
Net loss	(129,683)
Balance, March 31, 2009	$ 145,317

The accompanying notes are an integral part of these financial statements.

CHILDS ADVISORY PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
March 31, 2010

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: CHILDS Advisory Partners, LLC (the "Company"), a limited liability company, was organized in January 2009 and became a broker-dealer in June 2009. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company provides advisory and consulting services related to capital raising activities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash deposits at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a Sole Proprietorship. Income or losses of the Company flow through to the member and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2010, the Company had net capital of $66,925 which was $57,097 in excess of its required net capital of $9,828 and its ratio of aggregate indebtedness to net capital was 1.17 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with an entity partially owned by its member. Under the terms of the agreement, the related entity provides the Company with office facilities and administrative services in exchange for monthly fees of $2,000. In addition, the Company pays the related party for personnel services provided to the Company including payroll and benefit costs. The amount expensed under the arrangement for the period ended March 31, 2010 was approximately $116,000. The balance due to the related party on the accompanying balance sheet arose from this services agreement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

NOTE D – NET LOSS

The Company has a net loss for the fiscal period ended March 31, 2010 of approximately $130,000 and was dependent upon its member for capital contributions for working capital and to meet its net capital requirements. The sole member has represented that he has the means and the intention to make capital contributions as necessary to ensure the Company's survival until April 1, 2011.

NOTE E – CONCENTRATION

Substantially all fee revenue was earned from six customers and approximately 33% of the accounts receivable at March 31, 2010 is due from a single customer.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHILDS ADVISORY PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF MARCH 31, 2010

NET CAPITAL:

Total members' equity	$ 145,317
Less:	
Accounts Receivable	(76,372)
Prepaid expenses and other assets	(2,020)
Net capital before haircuts	66,925
Less haircuts	-
Net capital	66,925
Minimum net capital required	9,828
Excess net capital	$ 57,097
Aggregate indebtedness	$ 78,621
Net capital based on aggregate indebtedness	$ 9,828
Ratio of aggregate indebtedness to net capital	1.17 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2010

There is no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

CHILDS ADVISORY PARTNERS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
CHILDS Advisory Partners, LLC

In planning and performing our audit of the financial statements of CHILDS Advisory Partners, LLC, for the period ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by CHILDS Advisory Partners, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at March 31, 2010 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than the specified parties.

May 19, 2010
Atlanta, Georgia



RUBIO CPA, PC